September 28, 2007

Mail Stop 4561

    Ms. Tammy Lynn McNabb
    Principal Financial Officer
    Welwind Energy International Corporation
    10-20172 113B Avenue
    Maple Ridge, British Columbia
    Canada V2X 0Y9

    Re: Welwind Energy International Corporation
            Form 10-KSB for the year ended December 31, 2006
            Filed April 2, 2007
            File No. 0-26673

    Dear Ms. McNabb:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                Sincerely,

                Linda van Doorn
                Senior Assistant Chief Accountant